FOR IMMEDIATE RELEASE

ENTERRA ENERGY TO ACQUIRE HIGH POINT RESOURCES INC.

Enterra Adds Management Group and Plans to Close Rocky Mountain Gas Acquisition

on June 1, 2005

Conference Call Today at 11:00 am ET;

Investor Conference Scheduled for Wednesday, June 1st in New York City

Calgary, AB-May 31, 2005 – Enterra Energy Trust ("Enterra")  (NASDAQ: EENC, TSX: ENT.UN) and High Point Resources Inc. ("High Point") (TSX: HPR) today announced the signing of a definitive agreement for the acquisition by Enterra of all of the issued and outstanding common shares of High Point.  The acquisition is to be completed by way of a plan of arrangement pursuant to which shareholders of High Point will receive for each share of High Point held 0.105 of a trust unit of Enterra.  The closing price of the Enterra Trust units on Friday, May 27th was C$25.41, valuing the common shares of High Point at C$2.67 per share.  High Point has approximately 85 million shares outstanding.  The transaction, including assumption of High Point’s debt of approximately US$67 million, has been valued at approximately US$250 million.  Enterra will be issuing approximately 8.9 million units or approximately 34% of the total number of Enterra trust units currently outstanding.

Enterra believes this transaction will be accretive immediately to cash flow on a per unit basis, net asset value and reserves.  As per an independent reserve report dated December 31, 2004, High Point has approximately 11.5 million barrels of oil equivalent of proved and probable reserves, consisting of 54.5 billion cubic feet of natural gas and 2.4 million barrels of oil and natural gas liquids which will more than double Enterra’s current reserves.  Approximately 80% of the reserves of High Point are in the proved category.  Anticipated benefits to unitholders from this transaction include the following:

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The addition of long-life natural gas assets, having a reserve life of more than 8 years on proven and 10 years on proven plus probable.

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An increase of approximately 3,800 boe/d bringing Enterra’s overall production to over 10,000 boe/d.

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More than 135,000 net acres of land, with more than 100 identified drilling locations.

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Focused operations in West Central Alberta and Northeast British Columbia.

As per Enterra’s business plan, it is anticipated that JED Oil (AMEX: JDO) will develop these properties by way of joint venture arrangements to achieve their production potential.

The High Point Board of Directors views this transaction as an opportunity for High Point shareholders to capture superior value for High Point’s asset base with trust units that offer both increased liquidity in markets in both Canada and the United States and a corporate structure that is geared to accelerating the realization of value from the High Point asset base.  Upon completion of the transaction, High Point’s shareholders will participate in Enterra’s monthly cash distributions, which have increased five times since Enterra Energy Trust was established just over 1.5 years ago.

“This acquisition is consistent with and extends Enterra’s business plan, providing both existing production and substantial development opportunities,” said Reg Greenslade, Chairman of the Board of Enterra.  “We also hope to supplement our current staff by retaining some of High Point’s staff once the acquisition closes.”

The Boards of Directors of both High Point and Enterra have each unanimously approved the transaction and the Board of Directors of High Point has agreed to recommend that its shareholders vote in favor of the transaction.  The Board of Directors of High Point has agreed that it will not solicit or initiate discussions or negotiations with any third party concerning any sale of any material assets of High Point, or any other business combination involving High Point.  In certain circumstances, both Enterra and High Point have agreed to pay the other a non-completion fee.  The transaction will require approval of 66 2/3% of the votes cast at a meeting of High Point shareholders and option holders, customary regulatory and court approval.  The High Point shareholder meeting is expected to be held in early August 2005.  The information circular for the shareholders’ meeting is expected to be mailed to the High Point shareholders in early July 2005.  High Point has retained FirstEnergy Capital Corp. as its financial advisor for this transaction, and FirstEnergy has provided the Board of Directors of High Point an opinion that the consideration to be received by High Point shareholders pursuant to the plan of arrangement is fair, from a financial point of view, subject to review of final documentation.

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Enterra Energy Trust News Release

May 31, 2005

Enterra Management

Enterra is also pleased to announce that effective June 1, 2005, Macon Resources Ltd. (“Macon”) has been contracted to perform the management duties for Enterra.  Macon has been an investor and manager of private and public oil and gas companies as well as direct investment and operator of oil and gas assets over the last 20 years.  Macon has agreed to convert 2.3 million shares of High Point into Enterra units as part of this transaction.  Keith Conrad, Macon’s Chairman, will assume the role of Enterra’s President & CEO and a Director and John Kalman will become the CFO.  It is anticipated that other individuals may be added to assist in the management of Enterra.  Reg Greenslade, previously the President and CEO, will remain Chairman of the Board of Directors.  The following are brief bios on the new executives:

E. Keith Conrad

E. Keith Conrad is Chairman of Macon Resources Ltd., a private company involved in the management of and investment in private and public companies in the oil and gas industry.  Mr. Conrad is a lawyer with over 40 years of experience, the last 20 years directly involved with executive management in the oil and gas industry.  Mr. Conrad has been an officer and a director of a number of public and private companies.

John Kalman

John Kalman is the Vice President, Finance and CFO of Macon Resources Ltd.  Mr. Kalman is a Chartered Accountant with over 20 years of experience, the last 17 years spent in positions of ever increasing responsibility in financial management in the oil and gas industry.  Mr. Kalman has been a Vice President, Finance and CFO of a number of public companies.

“With the addition of Keith and John, we have ensured that Enterra has the management to facilitate our anticipated growth,” added Mr. Greenslade.

Rocky Mountain Gas, Inc.

The previously announced acquisition of Rocky Mountain Gas, Inc. (“RMG”) is now scheduled to close on June 1, 2005.  Originally scheduled to close on May 1, 2005, the closing had been postponed until July 1, 2005 due to structuring issues.  These issues have now been resolved for a June 1, 2005 closing.  RMG holds natural gas assets in Montana and Wyoming.  A portion of the Wyoming assets currently generates net/net production of approximately 2.2 million BTU’s per day.  RMG has approximately 130,000 net acres of production rights to coalbed methane.  Under the terms of the agreement, for a transition period of up to 12 months following the merger, U.S. Energy Corp., the major shareholder of RMG which employs all personnel at RMG, will continue to provide personnel and advice to RMG under a consulting contract.

The final terms of the agreement have been amended to require RMG to divest itself of its 17% ownership of Pinnacle Gas Resources, Inc., which also lowered the purchase price to US$20 million.  It was further agreed that the consideration would be paid as to US$14 million by the issuance of exchangeable shares, US$5.5 million by the issuance of trust units and US$0.5 million in cash, which was paid as a deposit when the agreement was signed.

If the share exchange is approved by the RMG shareholders on May 31, 2005, Enterra will issue approximately 737,000 exchangeable shares, 248,160 trust units, US$500,000 cash and assume RMG’s outstanding long-term debt of approximately US$3.5 million.  The exchangeable shares issued to RMG holders will be exchangeable on a one-for-one basis for Enterra trust units 12 months after the completion of the merger.  In a contemporaneous transaction, a gross overriding royalty on some of RMG’s assets will be terminated for a cash payment of US$425,000.

Enterra Conference Call

Enterra will host a conference call Tuesday, May 31, 2005, at 9:00 am Mountain Time/11:00 am Eastern Time, to discuss the acquisitions, management changes and the outlook for Enterra.  Interested parties may participate in the call by dialing 706-679-3057.  Please call in 10 minutes before the conference is scheduled to begin and ask for the Enterra Energy conference call.  After opening remarks, there will be a question and answer period.  This conference call will be webcast live over the Internet on the homepage of Enterra’s website at www.enterraenergy.com.  To listen to the live call, please go to Enterra’s website at least 15 minutes early to register, and if necessary, download and install any audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.

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Enterra Energy Trust News Release

May 31, 2005

Investor Conference Scheduled in New York on June 1, 2005

Enterra’s Chairman, Reg Greenslade, new President & CEO, Keith Conrad, along with JED Oil’s President, Al Williams and its Manager of Business Development and New Ventures, John Reader, will host an investor conference on Wednesday, June 1, 2005 at 4:30 pm at the InterContinental Hotel at 111 East 48th Street in New York City in the Whitney Room on the lobby level.  Interested parties may attend.

Headquartered in Calgary, Enterra Energy Trust is a Canadian oil and gas income trust operating in Western Canada.  Enterra acquires, operates, and exploits crude oil and natural gas wells, focusing on low risk and low cost development.  As a result of the above-mentioned acquisitions, Enterra will have approximately 36 million trust units outstanding.  Enterra currently pays out a monthly distribution of US$0.15.  Additional information can be obtained at the Company’s website at www.enterraenergy.com

High Point Resources Inc. is an oil and gas company engaged in the exploration for, and development and production of, natural gas and light oil in Alberta and northeast British Columbia.  It is headquartered in Calgary.  Additional information can be obtained at High Point’s website at www.highpointres.com

Forward-Looking Statements

This news release contains statements about anticipated completion of acquisitions, the benefits of such acquisitions, the ability of new management to facilitate growth, anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, cash flow per unit or other expectations, beliefs, plans, goals, objectives, assumptions and statements about future events or performance that constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation.

Statements concerning oil and gas reserves contained in this report may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors, that could cause actual results to differ materially from those anticipated by Enterra and High Point and described in the forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, receipt of the necessary approvals by shareholders, the court or other regulatory bodies with respect to the anticipated acquisitions, the continued cooperation of the parties to the anticipated acquisitions, the anticipated benefits of the acquisitions, the ability to integrate the operations of the acquired entities, the ability of new management to achieve the anticipated benefits, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Enterra and High Point caution that the foregoing list of risks and uncertainties is not exhaustive.  Additional information on these and other factors, which could affect Enterra's and High Point’s operations or financial results, are included in Enterra's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Enterra and High Point assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

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Enterra Energy Trust News Release

May 31, 2005

Enterra and High Point calculate their proven and probable reserves in accordance with Canadian National Instrument 51-101.  Canadian disclosure standards concerning oil and gas reserves and options differ from those of the SEC.  Enterra is subject to the reporting requirements of the US Securities Exchange Act of 1934 and, consequently, files reports with and furnishes other information to the SEC. The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Accordingly, any probable reserves and the calculations with respect thereto included in this release do not meet the SEC’s standards for inclusion in documents filed with the SEC. (In addition, throughout this news release, Enterra and High Point make reference to production volumes.  Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments.  In the United States, net production volumes are reported after the deduction of these amounts.)

“BOE/d” means barrel of oil equivalent per day.  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 million cubic feet to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of either Enterra or High Point in any jurisdiction.

Company contacts:

Investor Relations:

Enterra Energy Trust

The Equity Group Inc.

Reg Greenslade, 403/213-2507

Linda Latman, 212/836-9609

Chairman

www.theequitygroup.com

Lynn Freeman, 403/213-2502

www.enterraenergy.com

High Point Resources Inc.

Glen Yeryk, 403/264-2487

President and CEO

gleny@highpointres.com

Jim Brown, 403/261-8318

Vice President Finance & CFO

jimb@highpointres.com

www.highpointres.com